EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
Amounts in millions, except ratio amounts	2016	2015	2014	2013	2012	2017	2016
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,356	$11,009	$13,492	$13,499	$11,970	$10,313	$10,698
Fixed charges (excluding capitalized interest)	778	842	928	900	1,000	484	580
TOTAL EARNINGS, AS DEFINED	$14,134	$11,851	$14,420	$14,399	$12,970	$10,797	$11,278

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$634	$693	$789	$755	$844	$391	$471
1/3 of rental expense	144	166	174	171	176	93	110
TOTAL FIXED CHARGES, AS DEFINED	$778	$859	$963	$926	$1,020	$484	$581

RATIO OF EARNINGS TO FIXED CHARGES	18.2x	13.8x	15.0x	15.5x	12.7x	22.3x	19.4x